[redacted]

SECU[illegible] SION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidnet, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 12th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Held — 646-674-2098 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric LeGoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

KEVIN C. HELD
Notary Public, State of New York
No. 4987491
Qualified in Suffolk County
Commission Expires October 15, 2005

Notary Public

Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Liquidnet, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

PRICEWATERHOUSECOOPERS

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005

Liquidnet, Inc.

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 18,978,446
Investment securities, at market	2,850,000
Receivable from clearing broker	4,025,199
Other assets	57,549
Total assets	$ 25,911,194
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 1,056,156
Accrued compensation	2,224,799
Due to affiliate	89,351
Income taxes payable to Parent	96,897
Due to Parent	3,826,037
Total liabilities	7,293,240
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,346,438
Retained earnings	12,271,515
Total stockholder's equity	18,617,954
Total liabilities and stockholder's equity	$ 25,911,194

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent") and has two affiliates, Liquidnet Europe Limited, based in London, and Liquidnet Canada Inc., based in Toronto. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

As of December 31, 2004, cash equivalents of $18,910,707 are held in two money market funds.

Investment Securities
Investment securities consist of investments in floating rate redeemable municipal bonds of $2,850,000. These municipal bonds have stated maturities ranging from 17 to 38 years.

All of the investment securities are held by a major financial institution.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files a consolidated federal and combined state income tax return with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Receivable from Clearing Broker
Receivable from clearing broker represents amounts on deposit with the Company's clearing broker of $1,509,143 and commissions receivable for customer security transactions of $2,516,056. In accordance with the Clearing Agreement, the clearing broker has the right to charge the

Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Due to Affiliate
Due to affiliate represents the net of amounts payable to and receivable from Liquidnet Europe Limited. The receivable arises from commission revenue net of associated costs in connection with trades executed by the affiliate on behalf of the Company. The payable is from commission revenue net of associated costs in connection with trades executed by the Company on behalf of the affiliate.

Fair Value of Financial Instruments
All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term.

Commissions
Commissions and related clearing fees are recorded on a trade-date basis.

Pursuant to soft dollar agreements between the Company's customers and third party research providers ("Providers"), the Company collects on behalf of, and remits payments to such Providers, relating to transactions generated by customers as part of these soft dollar arrangements. As of December 31, 2004, amounts owed to the Providers for such soft dollar arrangements totalled $686,818, which is reflected in the accounts payable balance on the statement of financial condition.

3. Net Capital Requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rule of the SEC. At December 31, 2004, the Company's net capital was $18,125,191, which was $17,638,732 in excess of its minimum requirement of $486,459. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.40 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 because all customer transactions are cleared through its clearing broker on a fully disclosed basis.

4. Income Taxes

Although the Company files a consolidated federal and combined state and local returns with its Parent, the income tax expense recorded by the Company is computed on a separate company basis.

5. Related Party Transactions

The Company has entered into license and management fee agreements with its Parent. In connection with the license fee agreement, the Company pays its Parent a monthly license fee, for the development, maintenance and licensing of the electronic brokerage trading system developed by the Parent. For the year ended December 31, 2004, this monthly license fee was charged at $10,000 per installed member of the Company at the end of each month. Under the management fee agreement the Company reimburses its Parent for certain allocated and direct expenses, e.g., rent, office expenses, and market data fees incurred by the Parent on behalf of the Company, at cost plus a 10% mark-up.

All officers and employees of the Company are leased from a third party service provider and covered under the Parent's stock option plan ("Plan"). As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", the Parent has elected to follow Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related accounting interpretations for the Plan. Under APB 25, the Parent and the Company have not recognized any compensation cost for options issued to its employees under the existing stock option plan because the exercise price of the options granted were equal to or greater than the estimated fair value of the underlying stock on the date of grant.

In December 2002, the Board of Directors of the Parent approved modifications to previously granted stock options. Accordingly, the Parent recorded as additional deferred compensation the intrinsic value, being the difference between the exercise price of the original option and estimated fair market value of the Parent as of the date of modification. This amount is amortized in accordance with the remaining vesting provision.

6. Subsequent Events

Effective January 1, 2005, the Company terminated its employee lease agreement with its third party service provider and has hired its officers and employees as direct employees of the Company.

On February 25, 2005, the Company paid a dividend to its Parent in the amount of $5,500,000.